Exhibit 3.2

GSE Systems, Inc.

FIRST AMENDMENT
TO
THIRD AMENDED AND RESTATED BYLAWS

The Bylaws of GSE Systems, Inc. (the "Bylaws"), are hereby amended as follows.

Section 3.1 of the Bylaws is deleted in its entirety and replaced with the following:

"Powers; Number and Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.  The number of directors shall be fixed by resolution of the Board of Directors, provided that the number thereof shall never be less than three (3), nor greater than nine (9).  The Board of Directors may adopt such qualifications, rules and procedures, not inconsistent with the Certificate of Incorporation, these Bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation, provided that no amendment to the Bylaws decreasing the number of directors shall have the effect of shortening the term of any incumbent director and provided that the number of directors shall not be increased by fifty percent (50%) or more in any twelve (12)-month period without the approval by at least sixty-six and two-thirds percent (66 2/3%) of the members of the Board of Directors then in office. Each director shall hold office until his successor is elected and qualified or until his earlier death, removal or resignation pursuant to Section 3.2 hereof."

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

EFFECTIVE AS OF: June 12, 2018.